UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of  April, 2006

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 42 - 12º Andar
Rio de Janeiro – RJ – Brasil
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S/A

Company Taxpayers’ ID (CNPJ) # 04.032.433/0001 -80
Company Registry ID (NIRE) # 33300275410
Publicly-held Company

CALL NOTICE

GENERAL SHAREHOLDERS’ MEETING

Under the terms of the Law and the Company Bylaws, CONTAX PARTICIPAÇÕES S.A.’s (“Company”) shareholders are hereby summoned to attend the General Shareholders’ Meeting to be held on April 18, 2006, at 5.00 p.m., at the Company’s headquarters, at Rua do Passeio 48 a 56, Parte, Rio de Janeiro, RJ, to discuss the following agenda:

(i) analyze the management’s accounts, examine, discuss and vote the Management Report and Financial Statements for the fiscal year ended on December 31, 2005, along with the independent auditors’ opinion.

(ii) approve the allocation of the net income for the fiscal year 2005 and dividend distribution;

(iii) elect the members of the Board of Directors and their respective alternates;

(iv) establish the remuneration of the members of the Company’s Board of Directors.

GENERAL INSTRUCTIONS:

1. The documents referring to the matters on the agenda will be available to shareholders at the Company’s headquarters.

2. The shareholder who wishes to be represented by a proxy should deliver the respective Power of Attorney with specific powers, along with a copy of corporate acts and/or documents which prove that this person can speak on behalf of the company in case of corporate shareholders, at Rua do Passeio 48 a 56, Parte, 16º andar, Rio de Janeiro, from 9.00 a.m. to 12.00 p.m. and from 2.00 p.m. to 6.00 p.m., until April 13, 2006, addressed to the Legal Department.

3. Pursuant to CVM Instruction # 165, dated December 11, 1991, amended by CVM Instruction # 285, dated June 26, 1998, shareholders representing more than 5% of the voting capital may request the adoption of multiple voting by means of a document to be delivered at Rua do Passeio 42, 12º andar, Rio de Janeiro, until April 16, 2006, at 5.00 p.m.

4. Shareholders owning Fungible Custody of Stock Exchange Registered Shares who wish to participate in the General Shareholders’ Meeting shall present a custody statement issued by the custodian institution as from April 13, 2006 containing the respective interest.

Rio de Janeiro, April 3, 2006.

Carlos Francisco Ribeiro Jereissati
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 03, 2006

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.